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                 September 1, 2022

       Bradley J. Dodson
       President and Chief Executive Officer
       Civeo Corporation
       Three Allen Center
       333 Clay Street, Suite 4980
       Houston, Texas 77002

                                                        Re: Civeo Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed August 29,
2022
                                                            File No. 333-267148

       Dear Mr. Dodson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction